UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Ainos, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00902F303

(CUSIP Number)

Chun-Hsien Tsai

Chief Executive Officer

Ainos, Inc.

14F., No. 61, Sec. 4, New Taipei Boulevard, Xinzhuang District

New Taipei City 242, Taiwan F5

886-37-581999

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00902F303

1	NAME OF REPORTING PERSON: Ainos Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 11,686,378 [1]
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,456,319[2]
	10	SHARED DISPOSITIVE POWER: 9,230,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,456,319[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.89 [2,3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1, Includes (1) 2,456,319 shares of common stock, $0.01 par value, of Ainos, Inc., a Texas corporation (the “Issuer”), owned directly by Ainos Inc., a Cayman Islands company (“Ainos KY”), (ii) 1,264,126 shares pursuant to a Voting Agreement dated January 26, 2024 (the “2024 Voting Agreement”), by and among the Issuer, Ainos Inc., and Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, and Chung-Yi Tsai (the “Tsai Group”); (iii) 153,856 shares of common stock pursuant to a Voting Agreement dated March 7, 2024 (the “2024 Voting Agreement II”) with Chih-Heng Lu; (iv) 2,312,077 shares pursuant to a Voting Agreement dated May 3, 2024 between Ainos KY and ASE Test, Inc. (“ASE Test” and the “ASE Voting Agreement”) (with the 2,312,077 ASE Test shares consisting of the following (a) 29,411 shares owned by ASE Test, (b) 282,666 shares issuable to ASE Test upon conversion of outstanding convertible notes of the Issuer and (c) 2,000,000 shares issuable to ASE Test upon conversion of a convertible note of the Issuer issuable within 60 days), and (v) 5,500,000 shares pursuant to a Voting Agreement dated August 15, 2024 between Ainos KY and Taiwan Carbon Nano Technology Corporation.

2 Represents beneficial ownership of 2,456,319 shares of common stock of the Issuer, consisting of 2,456,319 shares owned directly by Ainos KY and excludes (i) 1,264,126 shares pursuant to the 2024 Voting Agreement; (ii) 153,856 shares of common stock pursuant to the 2024 Voting Agreement II; (iii) 2,312,077 shares pursuant to the ASE Voting Agreement as detailed in Note 1, and (iv) 5,500,000 shares pursuant to a Voting Agreement dated August 15, 2024 between Ainos KY and Taiwan Carbon Nano Technology Corporation.

3 Based on the sum of (i) 13,838,826 shares of Common Stock outstanding as of November 6, 2024 as set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 6, 2024, (ii) 688,129 restricted stock units (“RSUs”) that vested on November 26, 2024 under Ainos, Inc. 2021 Stock Incentive Plan and Ainos, Inc. 2023 Stock Incentive Plan, and (iii) 16,000 RSUs that vested on November 26, 2024 as special stock awards.

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends and supplements the Schedule 13D dated April 28, 2021 (the “Original Statement”), as amended and restated by Amendment No. 1 dated December 13, 2023, as amended by Amendment No. 2 dated March 8, 2022, as amended by Amendment No. 3 dated September 2, 2022, as amended by Amendment No. 4 dated August 15, 2023, as amended by Amendment No. 5 dated January 29, 2024, as amended by Amendment No. 6 dated March 11, 2024, as amended by Amendment No. 7 dated May 6, 2024, as amended by Amendment No.8 dated August 20, 2024 (the Original Statement, as so amended shall be known as the “Statement”), with respect to the (i) the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement.

Items 2, 3, 4, 5 and 6 of the Statement are hereby amended as follows:

Item 2. Identity and Background

(a-b) This Schedule is being filed by Ainos Inc., a Cayman Islands corporation (“Ainos KY”). The principal business and office address of Ainos KY is P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.

Ainos KY is controlled by Taiwan Carbon Nano Technology Corporation, a Taiwanese corporation (“TCNT” and together with the Issuer, the “Parties”). The principal business and office address of TCNT is 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.).

(c) The principal business of Ainos KY is a holding company of the Issuer’s securities. The principal business of TCNT is the development of advanced materials for industrial and medical device applications.

See Schedules A and B for information about the directors and executive officers of the Parties.

(d-e) During the last five years, the reporting person and respective executive officers and directors, as applicable, have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Since the filing of Amendment No. 8, 225,032, 204,721, 208,797, and 49,579 restricted stock units (“RSUs”), which were awarded to Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, and Chih-Heng Lu under the Ainos, Inc. 2021 Stock Incentive Plan and the Ainos, Inc. 2023 Stock Incentive Plan, were fully accelerated to vest on November 26, 2024.

On November 22, 2024, the compensation committee of the issuer’s board of directors granted 4,000 RSUs, which vested on November 26, 2024, to each of Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, and Chih-Heng Lu as special stock awards. These awards were approved by the issuer’s stockholders on September 27, 2024.

Under the 2024 Voting Agreement and the 2024 Voting Agreement II, Ainos KY has the sole discretion to determine the vote of all the parties’ voting stock of the Issuer.

The information requested by this Item 3 is incorporated herein by reference to Item 5 hereof.

Item 4. Purpose of Transaction

Ainos KY acquired the Common stock in the Issuer for investment purposes.

Except as disclosed herein, each of the Parties has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Parties may, from time to time, engage in discussions, whether initiated by the Parties or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. Each of the Parties may review and evaluate their respective investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Parties regarding or related to the matters described in this Statement.

Item 5. Interest in Securities of the Issuer

Items 5 of the Statement are hereby amended and restated as follows:

(a) - (b) The information requested by these paragraphs are incorporated herein by reference to the cover pages to this Amendment No. 9.

(c) Since the most recent filing of Amendment No. 8 to Schedule 13D on August 20, 2024, the following transactions have occurred:

(1) The Tsai Group acquired (i) 638,550 shares of common stock on November 26, 2024, in connection with the accelerated vesting of the RSUs, with the Issuer’s stock price on the vesting date being per share; and (ii) 12,000 shares of common stock on November 26, 2024, in connection with the vesting of the RSUs granted as special stock awards, with the Issuer’s stock price on the vesting date being per share.

(2) Chih-Heng Lu acquired (i) 49,579 shares of common stock on November 26, 2024, in connection with the accelerated vesting of the RSUs, with the Issuer’s stock price on the vesting date being per share; and (ii) 4,000 shares of common stock on November 26, 2024, in connection with the vesting of the RSUs granted as special stock awards, with the Issuer’s stock price on the vesting date being per share.

(d) No other person is known to the Parties to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares (other than their respective records owner).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ainos KY or the Parties and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibit

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024

AINOS INC.

By:	/s/ Chun-Hsien Tsai
Name:	Chun-Hsien Tsai
Title:	Director and CEO

SCHEDULE A

Officers and Directors of Ainos KY

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer (in shared of Common Stock)
Hung-Szu Tung	Director of Ainos KY	See Note 1.	None
Chun-Hsien Tsai	Director of Ainos KY, Chairman and Chief Executive Officer of TCNT, and Chairman, President, and CEO of the Issuer	See Note 1.	883,294[2]
Chun-Jung Tsai	Director of each of Ainos KY and TCNT and employee director of the Issuer	See Note 1.	327,900[3]
Chih-Heng Lu	Director of Ainos KY and Director of Corporate Development of the Issuer	See Note 1.	153,856

Note 1: The address of each individual is c/o Ainos, Inc., P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands and each individual is a citizen of Taiwan.

Note 2: Chun-Hsien Tsai’s beneficially owns 551,862 (direct) shares and 331,432 (indirect) shares beneficially owned by his wife, Ting Chuan Lee, a director of the Issuer.

Note 3: Chun-Jung Tsai beneficially owns 327,900 shares of Common Stock of the Issuer.

SCHEDULE B

Officers and Directors of TCNT

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer (in shared of Common Stock)
Ting-Chuan Lee	Director of TCNT and employee director of the Issuer	See Note 1.	883,294[2]
Chung-Yi Tsai	Director of TCNT and non-employee director of the Issuer	See Note 1.	52,932[4]
Chun-Hsien Tsai	Director of Ainos KY, Chairman and Chief Executive Officer of TCNT, and Chairman, President, and CEO of the Issuer	See Note 1.	883,294[2]
Chun-Jung Tsai	Director of each of Ainos KY and TCNT and employee director of the Issuer	See Note 1.	327,900[3]
Ching-Ho Tsai	Director of TCNT	See Note 1.	None
A-Wen Tsai Huang	Supervisor of TCNT	See Note 1.	None

Note 1: The address of each individual is c/o 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.) and each individual is a citizen of Taiwan.

Note 2: The combined beneficial ownership of Chun-Hsien Tsai and Ting Chuan Lee totals 883,294 shares. Chun-Hsien Tsai directly owns 551,862 shares, and his wife, Ting Chuang Lee directly owns 331,432 shares.

Note 3: Chun-Jung Tsai beneficially owns 327,900 shares of Common Stock of the Issuer.

Note 4: Chung Yi-Tsai beneficially owns 52,932 shares of Common Stock of the Issuer.